SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2007

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

FOX INVESTMENT PLAN

2121 Avenue of the Stars

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, NY 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Fox Investment Plan

Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006 and for the

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Retirement Board of

Fox Entertainment Group, Inc.

We have audited the accompanying statements of net assets available for benefits of Fox Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 23, 2008

Fox Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$842,545,652	$722,978,505
Cash	57,363	92,593
Receivables:
Employer contributions	988,863	442,831
Participant contributions	2,711,782	1,287,447
Due from broker for securities sold	1,516,089	—
Interest and other	2,875	4,119

Total receivables	5,219,609	1,734,397

Total assets	847,822,624	724,805,495
Liabilities
Due to broker for securities purchased	908,514	369,344

Total liabilities	908,514	369,344

Net assets reflecting all investments at fair value	846,914,110	724,436,151
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	451,137	1,207,348

Net assets available for benefits	$847,365,247	$725,643,499

See accompanying notes.

Fox Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions:
Contributions:
Employer, net of forfeitures	$25,239,829
Participant	71,990,734
Rollover	7,841,738

Total contributions	105,072,301
Transfer from other plans	6,733,648
Interest, dividends and other	55,931,151

Total additions	167,737,100
Deductions:
Benefits paid to participants	45,027,729
Net depreciation in fair value of investments	929,734
Transfers to other plans	44,834
Administrative and other expenses	13,055

Total deductions	46,015,352

Net increase	121,721,748
Net assets available for benefits at beginning of year	725,643,499

Net assets available for benefits at end of year	$847,365,247

See accompanying notes.

Fox Investment Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated, and has since been amended, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc., to incorporate various optional amendments, and to comply with legislative required amendments.

Effective January 1, 2007, the IGN Entertainment, Inc. 401(k) Plan merged into the Plan. Approximately $6,461,000 transferred from the IGN Entertainment, Inc. 401(k) Plan due to the merger. In addition, approximately $273,000 was transferred in from other plans in the controlled group in connection with employment transfers, and approximately $45,000 was transferred out.

Eligibility

The Plan is a defined contribution plan available to certain nonunion employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

Effective May 1, 2007, the Plan was amended to adopt an automatic enrollment feature. Employees otherwise eligible to participate in the Plan who were hired on or after that date are automatically enrolled in the Plan at a 3% deferral rate, unless they affirmatively opt out of participation.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

The following types of contributions are allowable under the terms of the Plan document:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code). Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions which are also subject to certain limitations of the Code. After-tax contributions are subject to a Plan limitation of $5,000 per year.

Employer Contributions – The Company shall contribute for each participant each pay period an amount equal to 50% of the first 6% of the participant’s contributions.

Rollover Contributions – Amounts distributed to participants from other tax-qualified plans and/or individual retirement accounts may be contributed to the Plan.

The total amount contributed to a participant’s account (excluding rollover contributions) for the year ended December 31, 2007 may not exceed the lesser of (a) $45,000, or (b) 100% of the participant’s includable compensation, as defined by the Plan document and the Code.

Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. Effective January 1, 2004, the Plan was amended to allow participants to vest in the employer’s contributions account based on the participant’s years of vesting service, as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

For those participants hired prior to January 1, 2004, the prior vesting schedule was retained, and is as follows:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	50%
2 but less than 3	75%
3 or more	100%

A participant becomes 100% vested in the employer’s contribution account at the earliest of the following dates:

•	Completion of five years of vesting service (three years of vesting service for participants hired prior to January 1, 2004)

•	Death

•	Termination of employment due to total and permanent disability

•	Retirement at age 65

•	Termination of the Plan

Forfeitures

If a participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of his/her employer contribution account is forfeited. If a participant defers distribution of his/her account balance, the participant’s employer contribution account is forfeited after a consecutive 60-month period has elapsed after an employee’s termination date. In accordance with the Plan document, such forfeitures are used to reduce future employer matching contributions. For the year ended December 31, 2007, forfeitures of approximately $730,000 were used to reduce the employer matching contributions.

Forfeited balances of approximately $205,000 and $126,000 were available to reduce future contributions as of December 31, 2007 and 2006, respectively.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

The plan administrator intends the Plan to constitute a Plan described in section 404(c) of ERISA. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options offered by the Plan. Participants may direct their investment balances among these various investment options at anytime, subject to trading restrictions imposed by the mutual fund companies. During the year ended December 31, 2007, the Plan removed the Fidelity Magellan Fund from the investment options and replaced it with the American Funds AMCAP Fund; the Plan removed the PIMCO Total Return Fund Administrative Class and replaced it with PIMCO Total Return Fund Institutional Class, which has a lower fee structure; and removed the American Funds EuroPacific Growth Fund Class R4 and replaced it with American Funds EuroPacific Growth Fund Class R5, which has a lower fee structure.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution, and debited for any distributions. Investment fund gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Participants’ Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period of one to five years, or if the proceeds are used for the purchase of a participant’s principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan. Participants may either pay off outstanding loan balances when they leave the Company or continue to make loan repayments after termination. The Trustee, Fidelity Management Trust Company, has established a loan fund for recording loan activities.

Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of the participants’ vested accounts as of the date of distribution.

Fox Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from the assets of the Plan. During the year ended December 31, 2007, $13,055 of administrative expenses were paid from the accounts of the affected participants.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

The Plan provides for various investment options in mutual funds, common stock, guaranteed investment contracts (GICs) and synthetic GICs. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Mutual funds, government and corporate securities, and common stock investments are stated at quoted market prices. As required by Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments in fully benefit-responsive investment contracts are recognized at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of traditional and separate account GICs was calculated using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC index rates. Fair value is based on market value provided by external investment managers for constant duration synthetic GICs. Fair values for general fixed maturity synthetic GICs are calculated using the sum of all underlying assets’ market values provided by an external pricing source. The participant loans are stated at the outstanding principal loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend dates.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Fox Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Recent Accounting Pronouncement

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan will adopt the provisions of SFAS No. 157 for its December 31, 2008 financial statements. The Plan is currently evaluating the potential impact of adoption of SFAS No. 157; however, management does not believe adoption will have a material impact on the Plan’s financial statements.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007		2006
Investments at fair value:
News Corporation Class B Common Stock	$37,004,006	*	$36,316,234
Fidelity Puritan Fund	147,127,803		140,457,971
Fidelity Magellan Fund	—	*	111,742,241
American Funds AMCAP R4	114,723,443		—	*
Mairs & Power Growth Fund	72,146,248		66,193,727
American Funds EuroPacific Growth R4	6,359	*	98,110,356
American Funds EuroPacific Growth R5	133,027,190		—	*
Fidelity Spartan U.S. Equity Index Fund	49,691,044		43,923,280
PIMCO Total Return Fund Inst Class	43,303,424		—	*
Fidelity Mid-Cap Stock Fund	61,040,730		47,138,344

*	Amount represents less than 5% of net assets at year-end.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Year Ended December 31, 2007
Mutual funds	$803,411
News Corporation Class B Common Stock	(1,733,145)

$(929,734)

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies

The Standish Mellon Income Fund includes deposit GICs, synthetic GICs, and bank investment contracts. In accordance with the FSP, this fund is presented at fair value. The adjustment from fair value to contract value for the fully benefit-responsive GICs and synthetic GICs held by this fund is based on the contract value as reported by Standish Mellon, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, and excludes the short-term investment fund.

The average yields for the Standish Mellon Income Fund are as follows for December 31, 2007 and 2006:

	2007	2006
Average yield :
Based on actual earnings	4.64%	4.64%
Based on interest rate credited to participants	4.72%	4.63%

The fair values, contract values and adjustments to contract value for the traditional GICs, synthetic GICs and common/collective trust that holds GICs as of December 31, 2007 and 2006 are as follows:

	2007
	Fair Value	Contract Value	Adjustment to Contract Value
GICs	$1,195,128	$1,195,248	$120
Synthetic GICs	78,858,627	79,307,058	448,431
Common/collective trust	2,501,352	2,503,938	2,586

	$82,555,107	$83,006,244	$451,137

	2006
	Fair Value	Contract Value	Adjustment to Contract Value
GICs	$6,296,947	$6,325,297	$28,350
Synthetic GICs	70,957,511	72,121,290	1,163,779
Common/collective trust	2,371,514	2,386,733	15,219

	$79,625,972	$80,833,320	$1,207,348

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

The fair values of the assets underlying the synthetic GICs, by type of securities, as of December 31, 2007 and 2006, are as follows:

	2007	2006
U.S. government securities	$58,440,751	$53,265,823
Corporate obligations	20,423,738	17,698,991
Fair value of wrappers	(5,862)	(7,303)

Fair value of investments	78,858,627	70,957,511
Difference between fair value and contract value of synthetic GICs	448,431	1,163,779

Contract value of synthetic GICs	$79,307,058	$72,121,290

The Standish Mellon Income Fund consists of three types of investment contracts. All investment contracts are benefit responsive.

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will not have an interest rate of less than 0%.

Fixed Maturity Synthetic Guaranteed Investment Contracts

Generally, fixed maturity synthetic GICs consist of a market-valued asset or collection of market-valued assets such as mortgage backed securities, and other investment securities, that are owned by the fund, or Plan, and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, these contracts are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the interest crediting rate cannot be less than 0%.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund, or Plan. The variable synthetic GICs are benefit-responsive and provide next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities such as US government securities and asset backed securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and, therefore, will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first established and it will not have an interest crediting rate of less than 0%.

Certain events could limit the ability of the Standish Mellon Income Fund to transact withdrawals and transfers at contract value. Such events include the following:

•	Company-initiated events including events within the control of the Plan or Plan Sponsor which would have a material and adverse effect on the Standish Mellon Income Fund;

•	Company communications designed to induce participants to transfer from the Standish Mellon Income Fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the Company or the Plan.

Fox Investment Plan

Notes to Financial Statements (continued)

4. Investment Contracts with Insurance Companies (continued)

The plan administrator does not believe that the occurrence of any of the above events, which would limit the Standish Mellon Income Fund’s ability to transact at contract value with participants, is probable.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the preestablished investment guidelines.

5. Related-Party Transactions

The Plan engages in certain transactions involving Fidelity Management Trust Company, the Trustee, and News Corporation, the parent company, which are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity Management Trust Company or its related affiliates. Fees paid by the Plan Sponsor to Fidelity Management Trust Company for the year ended December 31, 2007, were not significant. Investments managed by Fidelity Management Trust Company amounted to $344,582,115 and $394,334,173 as of December 31, 2007 and 2006, respectively.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 24, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall become 100% vested in their accounts, after payment of any expenses properly chargeable thereto.

Fox Investment Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets per the financial statements as of December 31, 2007 and 2006, to net assets per the Form 5500:

	2007	2006
Net assets per the financial statements	$847,365,247	$725,643,499
Less: Adjustment for fair value to contract value of synthetic GICs and common/collective trust	(451,017)	(1,178,998)

Net assets per the Form 5500	$846,914,230	$724,464,501

Traditional GICs are reported at contract value in the Form 5500. The Synthetic GICs and common collective trust that holds GICs are reported at fair value in the Form 5500 as of December 31, 2007 and 2006.

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total investment income per the financial statements	$55,001,417
Less: Current year adjustment for fair value to contract value of synthetic GICs and common/collective trust	(451,017)
Add: Prior year adjustment for fair value to contract value of synthetic GICs and common collective trust	1,178,998

Total investment income per the Form 5500	$55,729,398

9. Subsequent Events

Effective as of January 1, 2008, the Plan adopted a Safe Harbor compliant structure. The employer match on eligible employee deferrals is 100% of the first 1% plus 50% of the next 5% of eligible compensation contributed.

The employer match vesting schedule was changed to a two-year cliff. Participants employed prior to January 1, 2008, will vest at 20% for the first year to grandfather their service under the prior vesting schedule and then vest 100% on the second year to comply with statutory vesting requirements.

Fox Investment Plan

Notes to Financial Statements (continued)

9. Subsequent Events (continued)

Also effective as of January 1, 2008, the Fox Pension Plan, another plan sponsored by the Company, was frozen to new participants (with the exception of groups covered by collective bargaining agreements and a few other minor exceptions). In conjunction with the Fox Pension Plan freeze, non-union employees who are eligible to participate in the Fox Investment Plan, but who are not eligible to accrue benefit service under the Fox Pension Plan, began receiving a non-elective, employer contribution equal to 2% of compensation as of January 1, 2008.

The Plan was amended and restated in its entirety effective as of January 1, 2008. This amendment and restatement was submitted to the IRS for a determination as to its qualified status on January 31, 2008.

Since December 31, 2007, the Plan has removed the American Funds EuroPacific Growth Fund R5 as an investment option and replaced it with the Julius Baer International Equity Fund II.

Effective as of March 3, 2008, the Flektor 401K Plan merged into the Plan. Approximately $42,000 transferred from the Flektor 401K Plan due to the merger. Effective as of April 28, 2008, the Strategic Data Corp. 401K Profit Sharing Plan & Trust merged into the Plan. Approximately $712,000 transferred from the Strategic Data Corp. 401K Plan due to the merger. Effective as of June 3, 2008, the Beliefnet, Inc. 401K Plan merged into the Plan. Approximately $494,000 transferred from the Beliefnet, Inc. 401K Plan due to the merger.

Supplemental Schedules

Fox Investment Plan

EIN: 20-2141557 Plan Number: 003

Schedule H, Part IV, Line 4(a) – Schedule of

Delinquent Participant Contributions

Year Ended December 31, 2007

Participant Contributions Transferred Late to the Plan	Total that Constitutes Nonexempt Prohibited Transactions
$5,721	$5,721

Fox Investment Plan

EIN: 20-2141557 Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Common Stock
*News Corporation Common Stock
News Corporation Class B	Common Stock, 1,741,365 shares	$37,004,006
Short-Term Investments
*Fidelity Management Trust Company	Short-term investment fund; 5.13%	4,366,021
Common Collective Trust
Goode Stable Value Trust Fund	Collective fund; 4.80%	2,501,352
Traditional Guaranteed Investment Contracts (GICs)
**Ohio National Life Insurance Company	GIC; 3.95% yield; 3/14/08	402,821
**Principal Life Insurance Company	GIC; 2.76% yield; 7/15/08	792,427

Total Traditional GICs		1,195,248
Synthetic GICs
Rabobank Nederland – FOX060201
Barclay’s Global Investors Collective Fund	Variable maturities; 4.91% yield	17,986,561
Wrapper		3,101

Fair value of contract		17,989,662
Monumental Life Insurance Co.
(Aegon) – MDA00355TR
Barclay’s Global Investors Collective Fund	Variable maturities; 4.93% yield	20,406,861
Wrapper		(3,541)

Fair value of contract		20,403,320

Fox Investment Plan

EIN: 20-2141557 Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
UBS AG – 2656	Maturity 4/25/2011, 4.61% yield
DLJ Coml Mtg	Series 99-CG1; Class A1B; 1/10/09; $765,000; 6.46%	$725,800
Federal Home Loan Corp.	Series 03-92; Class NM; 10/25/08; $700,000; 3.50%	244,862
Commercial Mortgage Backed Sec	Series 01-IQA; Class A3; 1/18/11; $1,000,000; 5.72%	563,856
Commercial Mortgage Backed Sec	Series 99-C1; Class A2; 4/15/09; $1,000,000; 6.78%	970,380
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08; $1,000,000; 6.26%	879,389
Commercial Mortgage Backed Sec	Series 98-D7; Class A1B; 9/15/08; $1,350,000; 6.26%	1,187,175
Commercial Mortgage Backed Sec	Series 01-CF2; Class A4, 1/15/11; $720,000, 6.51%	756,132
Commercial Mortgage Backed Sec	Series 05-2; Class A3, 7/10/10; $1,250,000; 4.61%	1,245,870
Federal Home Loan Corp.	Series 03-86; Class OC; 4/25/11; $1,000,000; 5.00%	1,006,172
GNMA Project Loans	Series 06-67; Class A; 10/16/11; $1,000,000; 3.95%	968,736
Auto	Series 07-1; Class A3; 10/8/09 $1,000,000; 5.27%	1,011,950
Auto	Series 07-A; Class A3; 7/15/09 $1,000,000; 5.32%	1,004,985
Auto	Series 06-1; Class A4; 12/20/09 $1,000,000; 5.08%	1,010,225
Wrapper		(746)

Fair value of contract		11,574,786

Fox Investment Plan

EIN: 20-2141557 Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Bank of America, N.A. 03 – 049	Maturity 5/10/2011; 4.55%
Citibank Credit Card	Series 03-A6; Class A6; 5/15/08; $1,000,000; 2.90%	$996,927
MBNA Master Credit Card	Series 03-A7; Class A7; 6/15/08; $1,000,000; 2.65%	992,082
Federal Home Loan Corp.	Series 2644; Class AW; 7/15/10; $1,000,000; 4.00%	992,756
Federal Home Loan Corp.	Series 2715; Class ND; 12/15/10; $1,500,000; 4.50%	1,510,712
Federal Home Loan Corp.	Series 2634; Class ML; 8/15/10; $1,000,000; 3.50%	984,229
Federal Home Loan Corp.	Series 2763; Class PC; 4/15/11; $1,000,000; 4.50%	1,006,812
Citibank Credit Card	Series 06-A4; Class A4; 5/10/11; $1,000,000; 5.45%	1,040,711
Rate Reduction Bonds	Series 04-1; Class A2; 11/15/12; $1,750,000; 4.81%	1,759,509
Wrapper		(2,749)

Fair value of contract		9,280,989
Natixis Financial Products, Inc.
WR-1816-01	Maturity 4/15/2011; 4.95%
Federal Home Loan Corp.	Series 2624; Class OD; 6/15/10; $1,000,000; 3.50%	976,690
Rate Reduction Bonds	Series 04-1; Class A1; 11/15/09; $1,000,000; 3.52%	354,466
Federal Home Loan Corp.	Series 2785; Class NA; 5/15/11; $1,000,000; 4.00%	604,074
Federal Home Loan Corp.	Series 2640; Class TL; 11/15/10; $1,500,000; 4.00%	1,490,009

Fox Investment Plan

EIN: 20-2141557 Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Commercial Mortgage Backed Sec	Series 99-PH1; Class A2, 1/15/09; $1,000,000; 6.85%	$851,952
Commercial Mortgage Backed Sec	Series 2005-CIPI; Class A2, 8/12/10; $1,000,000; 4.96%	1,002,025
Commercial Mortgage Backed Sec	Series 06-LDP6; Class A2, 4/15/11; $1,000,000; 5.38%	1,011,056
Commercial Mortgage Backed Sec	Series 06-T22; Class A2, 5/12/11; $1,000,000; 5.47%	1,015,956
Wrapper		(657)

Fair value of contract		7,305,571
AIG Financial Products – 543451	Maturity 11/15/2012; 4.49% yield
Citibank Credit Card	Series 03-A3; Class A3; 3/10/08; $1,000,000; 3.10%	1,006,617
Federal Home Loan Corp.	Series 2857; Class BG; 10/15/11; $1,000,000; 4.50%	995,469
Federal Home Loan Corp.	Series 2900; Class PB; 11/15/12; $1,250,000; 4.50%	1,255,433
Federal Home Loan Corp.	Series 03-122; Class OJ, 10/25/10; $1,500,000; 4.00%	1,484,216
Federal Home Loan Corp.	Series 2875; Class PY, 11/15/11; $1,000,000; 4.50%	994,766
Auto	Series 06-1; Class A4, 8/18/09 $1,000,000; 5.08%	1,009,952
Commercial Mortgage Backed Sec	Series 06-CB14; Class A2, 3/12/11; $1,000,000; 5.44%	1,013,104
Wrapper		(746)

Fair value of contract		7,758,811

Fox Investment Plan

EIN: 20-2141557 Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Synthetic GICs (continued)
Monumental Life Insurance Co.
(Aegon) – BDA00304TR6(7)	Maturity 3/15/2011; 4.97%
Commercial Mortgage Backed Sec	Series 05-LDP2, Class A2; 6/15/10 $1,000,000; 4.58%	$992,974
Commercial Mortgage Backed Sec	Series 2006-CD2, Class A2; 4/15/11 $1,000,000; 5.41%	1,012,016
Wrapper		(239)

Fair value of contract		2,004,751
Natixis Financial Product – WR 1816-03	Maturity 5/15/2010; 4.46%
Federal Home Loan Mortgage Corp.	Series 2415, Class CD; 2/15/08; $1,000,000; 5.50%	4,368
Commercial Mortgage Backed Sec	Series 05-C3, Class A2; 5/15/10 $1,000,000; 4.64%	994,676
Wrapper		(285)

Fair value of contract		998,759
Natixis Financial Products	Variable maturities; 4.76% yield	1,541,978
Total Fair Value of Synthetic GICs		78,864,489
Total Fair Value of Wrappers		(5,862)

Total Fair Value of Synthetic GICs		78,858,627

Fox Investment Plan

EIN: 20-2141557 Plan Number: 003

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year) (continued)

December 31, 2007

Identity of Issue	Description of Investment	Current Value
Mutual Funds
Mairs & Power	Growth Fund	$72,146,248
American Funds	EuroPacific Growth R4	6,359
American Funds	EuroPacific Growth R5	133,027,190
American Funds	AMCAP R4	114,723,443
PIMCO	Total Return Fund Inst Class	43,303,424
*Fidelity	Puritan Fund	147,127,803
*Fidelity	Spartan U.S. Equity Index Fund	49,691,044
*Fidelity	Mid-Cap Stock Fund	61,040,730
*Fidelity	Equity Income Fund	35,045,884
*Fidelity	Freedom 2010	3,966,937
*Fidelity	Freedom 2020	5,549,096
*Fidelity	Freedom 2030	8,385,268
*Fidelity	Freedom 2040	8,345,895
*Fidelity	Freedom 2015	3,195,220
*Fidelity	Freedom 2025	6,751,158
*Fidelity	Freedom 2035	7,497,102
*Fidelity	Freedom 2045	1,519,924
*Fidelity	Freedom 2050	2,100,033

Total mutual funds		703,422,758
*Participant loans	Interest rates ranging from 5.00% to 11.00% and maturities through 2021	15,197,760

Total investments		$842,545,772

*	Represents a party-in-interest as defined by ERISA.

**	Benefit responsive traditional GICs are reported at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi
Senior Vice President, Benefits,
Fox Entertainment Group, Inc.

Date: June 26, 2008

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP